Exhibit 99.1

Triple P Press release Triple P accelerates implementation of chosen strategy through restructuring

PRESS RELEASE

TRIPLE P ACCELERATES IMPLEMENTATION OF CHOSEN STRATEGY THROUGH RESTRUCTURING

•                  Intensified focus on high-margin innovative Services for ICT- Infrastructures, and

•                  Reduction of 75 positions

September 13, 2004 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP), today announced a sharpening of its long-term strategy by adoption of a restructuring plan.

Strategy

Triple P’s strategy focuses on performing services with a high added value. The Company has identified four areas in which it will intensify its efforts: Mission Critical, IP & Wireless, Managed Services and Procurement Services.

Additionally, Triple P has decided to accelerate its plan to phase out of low margin activities due to the weakness in the IT services market. Consequently, Triple P has implemented a restructuring to eliminate positions that do not directly contribute to the success of the four focus areas.

Restructuring

This announced restructuring is expected to result in a reduction of 75 positions. Although the Company has not yet established an estimate of the total costs of the restructuring, a restructuring charge, which will be taken in the current quarter, will contribute to a net loss for the third quarter.

Triple P and the unions representing its employees have agreed upon a social covenant relating to the financial consequences for the 62 employees that will be laid off involuntarily. Triple P’s works council has approved the restructuring and Triple P expects that it will be completed before the end of the year.

Focus areas

A brief description of the four focus areas follows:

Mission Critical

Consulting, design and delivery of ICT-solutions with high availability and reliability, such as clustered systems, security solutions, storage architectures and consolidation projects.

IP & Wireless

Consulting, design and delivery of advanced ICT-networks, such as wireless voice and data-communication, IP-based voice and multimedia (VoIP) and telecommunication systems.

Managed Services

Services based on long-term contracts, such as system management for total ICT-infrastructures and outsourcing of ICT-systems, including the transfer of ICT-assets and employees.

Procurement Services

Procurement outsourcing services for ICT-assets based on service level agreements, such as volume procurement for hardware and software licenses, contract management, logistics and administration.

Basis for a new future

The Company believes that by implementing its chosen strategy and by completing the related restructuring, it will have created a sound foundation to position the Company for improved results in future periods.

About Triple P

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: the effectiveness of the announced restructuring on results in future periods, overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P NV

PO-box 245

4130 EE Vianen

The Netherlands

Phone:  + 31 347 353650

Fax:      + 31 347 353666

e-Mail: info@triple-p.nl

www.triple-p.nl